Filed pursuant to Rule 433
Registration Statement No. 333-180300-03
July 1, 2013

Evolution of Commodity Investing Beta commodity indices give the investor exposure to the broad commodity markets by investing in a diversified basket of commodities based on allocation metrics. Dynamic Beta 2 2012 nd Generation Beta 1 2009 CS Commodity st Generation Beta Backwardation Total 1993 1998 CSCB Return Index Diversified basket of S&P GSCI DJ-UBS Dynamic exposure, 341 commodities Diversified basket Diversified basket of 221 adjusted each month Index methodology based on world commodities based on 8 commodities futures including additional production economic significance and indices selected out of futures exposure and Basket of 241 market liquidity 24 extended roll period commodities, though Broader diversification Exposure based on Utilizes both world heavily concentrated in across sectors than the the curve of the production and global Energy S&P GSCI individual commodity exchange market 2013 Target Sector Weights forward curves liquidity 1. The number of commodities in each index is as of the 2013 annual rebalance. Produced by: Credit Suisse Commodities Slide 1

Divergence in Performance of Individual Commodities * A dynamic beta strategy like the one utilized by the CS Commodity Backwardation Total Return Index (the “Index”) can result in larger returns than the underlying individual commodities, as seen in the historical returns above. The individual commodity returns above are for the contracts at very front of each commodity’s forward curve, as compared with the CS Backwardation TR Index, which is positioned further out the curve in the CSCB 4x6 single commodity indices. The above table reflects the historical performance of the Total Return S&P GSCI F0 single commodity indices, S&P GSCI, DJ-UBS and CS Backwardation TR Index from May 21, 2012, the Index inception date, through May 20, 2013. Historical performance is not indicative of future performance. The above table does not reflect any performance of any product linked to the indices or include the investor fees associated with any product linked to the indices, which will reduce the amount of the return of such product. *F0 is the front month of the respective commodity’s forward curve. Produced by: Credit Suisse Commodities Slide 2

Evolution of Commodity Investing Beta commodity indices give the investor exposure to the broad commodity markets by investing in a diversified basket of commodities based on allocation metrics. Dynamic Beta 2 2012 nd Generation Beta 1 2009 CS Commodity st Generation Beta Backwardation Total 1993 1998 CSCB Return Index Diversified basket of S&P GSCI DJ-UBS Dynamic exposure, 341 commodities Diversified basket Diversified Basket of 221 adjusted each month Index methodology based on world commodities based on 8 commodities futures including additional production economic significance and indices selected out of futures exposure and Basket of 241 market liquidity 24 extended roll period commodities, though Broader diversification Exposure based on Utilizes both world heavily concentrated in across sectors than the the curve of the production and global Energy S&P GSCI individual commodity exchange market 2013 Target Sector Weights forward curves liquidity Target commodity weights for the S&P GSCI and DJUBS index pie charts can be found in the S&P GSCI and DJUBS handbooks, respectively. Produced by: Credit Suisse Commodities 1. The number of commodities in each index is as of the 2013 annual rebalance. Slide 3

Interpreting the Commodity Futures Curve Contango (Forward prices higher than nearby Theoretically, in a “normal” market, prices further out on the term prices) structure are higher than nearby prices (referred to as “contango”) due to costs related to: Storage Insurance Price Financing Market participants sometimes view backwardation as a signal Time to expiration that the underlying market for that commodity is “tight,” meaning in short supply and experiencing buying pressure for nearby Backwardation deliveries: (Forward prices lower than nearby prices) When a commodity becomes scarce in the physical market, consumers in need of the commodity bid up its price. This behavior forces the front of the futures curve up, potentially bringing the term structure into backwardation. Price The prices of commodities in physically tighter markets, i.e. backwardation, historically tended to outperform those in Time to expiration less physically tight markets. Produced by: Credit Suisse Commodities Slide 4

4-Step Model to Identify the Monthly Portfolio Step 1 The Index provides exposure to CSCB 4x6F Calculate the degree of single commodity indices, which track the backwardation/contango commodity contracts falling four to six (the “basis”) for each months out on the futures curve. The commodity included in indices apply the features customary to the the universe CSCB index family such as an extended roll period and multiple contracts, providing enhanced performance Step 2 opportunities. Rank the commodities Step 3 by basis Select the 8 most backwardated (or least contangoed) commodities, subject to a maximum Step 4 number of components Invest in the corresponding per sector (“sector caps”) CSCB 4x6F single commodity indices in equal weights Produced by: Credit Suisse Commodities Slide 5

CS Commodity Backwardation Total Return Index - Methodology STEP 1: Calculate the level of backwardation / contango (the “basis”) for each of the 24 commodities defined below The basis is measured between the front month point and the contract designated as the 6 month point on the curve (reflecting liquidity considerations) Energy Agriculture NYMEX WTI Crude Oil CBOT SRW Wheat ICE Brent Crude Oil KCBOT HRW Wheat NYMEX Heating Oil CBOT Corn ICE Gasoil CBOT Soybeans NYMEX RBOB Gasoline ICE Sugar #11 NYMEX Natural Gas ICE Cocoa ICE Coffee "C" Arabica Industrial Metals ICE Cotton LME Copper Grade A LME Zinc High Grade Livestock LME Aluminum Primary CME Live Cattle LME Nickel Primary CME Feeder Cattle LME Lead Standard CME Lean Hogs Precious Metals Comex Gold Comex Silver Produced by: Credit Suisse Commodities Slide 6

CS Commodity Backwardation Total Return Index - Methodology

- **STEP 2:** Rank the commodities by basis
- **STEP 3:** Select the 8 most backwardated (or least contagoed) commodities, subject to a maximum number of components per sector ("sector caps"), as illustrated

Steps 2 and 3 Hypothetical Illustrated Example

Component
NYMEX WTI Crude Oil
LME Copper Grade A
CBOT Corn
CBOT Soybeans
ICE Sugar #11
LME Nickel Primary
Comex Silver
NYMEX Heating Oil
NYMEX Natural Gas
ICE Cocoa
ICE Coffee 'C' Arabica
LME Zinc High Grade
LME Lead Standard
ICE Cotton
CME Lean Hogs
ICE Brent Crude Oil
CBOT SRW Wheat
ICE Gasoil
CME Live Cattle
LME Aluminum Primary
Comex Gold
NYMEX RBOB Gasoline
KCBOT HRW Wheat
CME Feeder Cattle

8 most backwardated (or least contangoed) commodities, subject to sector caps

Sector	Sector Cap
Energy	6
Industrial Metals	5
Precious Metals	2
Agriculture	3
Livestock	1

CREDIT SUISSE

Produced by: Credit Suisse Commodities
Slide 7

CS Commodity Backwardation Total Return Index - Methodology

- **STEP 4:** Allocate to the corresponding CSCB 4x6F single commodity indices in equal weights.

Step 4 Hypothetical Illustrated Example

Index Component	Weight	CSCB 4x6 Single Commodity Index
NYMEX WTI Light Crude Oil	12.50%	CSCB 4x6 Crude Oil ER Index
LME Copper Grade A	12.50%	CSCB 4x6 Copper High Grade ER Index
CBOT Corn	12.50%	CSCB 4x6 Corn ER Index
CBOT Soybeans	12.50%	CSCB 4x6 Soybean ER Index
ICE Sugar #11	12.50%	CSCB 4x6 Sugar ER Index
LME Nickel Primary	12.50%	CSCB 4x6 Nickel Primary ER Index
Comex Silver	12.50%	CSCB 4x6 Silver ER Index
NYMEX Heating Oil	12.50%	CSCB 4x6 Heating Oil ER Index

CREDIT SUISSE
Produced by: Credit Suisse Commodities
Slide 8

CS Commodity Backwardation Total Return Index – Historical Performance Analysis CS Backwardation Dow Jones-UBS (February 21, 2012 to April 30, 2013) Index TR Commodity Index TR S&P GSCI TR Annualized Returns -2.13% -8.00% -9.45% Volatility 13.13% 13.16% 16.08% Sharpe Ratio -0.16 -0.61 -0.59 Max Drawdown -15.97% -15.07% -21.56% Best Month 7.73% 6.46% 6.36% Worst Month -9.65% -9.14% -12.98% The above graph sets forth the historical performance of the indices from February 21, 2012, the Index inception date, to April 30, 2013. Historical performance is not indicative of future performance. The above graph does not reflect any performance of any product linked to the indices or include the investor fees associated with any product linked to the indices, which will reduce the amount of the return of such product. Source: Bloomberg, Credit Suisse Produced by: Credit Suisse Commodities Slide 9

CSCR Exchange Traded Notes ETN Ticker: CSCR Indicative value ticker: CSCR.IV Bloomberg index ticker: CSCUBKTR CUSIP / ISIN: 22542D456 / US22542D4566 Primary exchange1: NYSE Arca ETN annual investor fee2: 0.85% ETN inception date: June 11, 2013 Underlying index: Credit Suisse Commodity Backwardation Total Return Index 1 Credit Suisse has no obligation to maintain any listing on the NYSE Arca or any other exchange and Credit Suisse may delist the ETNs at any time. 2 Because of daily compounding, the annualized investor fee may exceed the percentage set forth above. For more information, please contact us: Phone: 212-538-7333 Email: ETN.Desk@credit-suisse.com Website: www.credit-suisse.com/etn Produced by: Credit Suisse Commodities Slide 10

Selected Investment Considerations – 1 of 4 No minimum redemption or repurchase amount. The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the indices. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges. No interest payments. You will not receive any periodic interest payments on the ETNs. Credit risk of Credit Suisse. Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity. Strategy risk. There is no assurance that the strategy on which the Index is based will be successful or that the application of the Index methodology will succeed in its objectives. Concentration risk. The return on the ETNs is linked to the performance of the Index, which reflects a long-only commodity index exposure to eight single-commodity sub-indices selected from time to time according to the Index methodology. Your investment reflects a concentrated exposure to a single asset class and, therefore, could experience greater volatility than a more diversified investment. Produced by: Credit Suisse Commodities Slide 11

Selected Investment Considerations – 2 of 4 Volatility risk. Commodity prices are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in the Index. They are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but may be subject to rapid fluctuations based on numerous factors. Unfavorable price movements of commodities futures contracts may cause negative performance of the Index and loss of your investment. No exposure to spot prices of commodities. The Index tracks prices of futures contracts with expiration dates four to six months in the future. The Index does not provide exposure to spot prices of commodities, and the performance of the Index will differ from indices that track front-month futures contracts or spot prices of commodities. No rights in the referenced futures contracts or any underlying commodities. The Index replicates notional positions in commodities futures contracts. As an owner of the ETNs, you will not have rights that holders of the commodities futures contracts or the underlying commodities may have, and you will have no right to receive delivery of any components of the Index. Potential limited trading market for the ETNs. We have listed the ETNs on NYSE Arca under the ticker symbol “CSCR”. We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time. A trading market for the ETNs may not develop. Produced by: Credit Suisse Commodities Slide 12

Selected Investment Considerations – 3 of 4 Indicative value vs. closing price or trading price of the ETNs. The indicative value is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs. Paying a premium purchase price over the indicative value of the ETNs could lead to significant losses if you sell such ETNs at a time when such premium is no longer present or such ETNs are accelerated (including at our option). Potential Conflicts. Credit Suisse and its affiliates play a variety of roles in connection with the issuance of the ETNs, including acting as Calculation Agent and Index Sponsor and hedging its obligations under the ETNs. In performing those roles, the economic interests of Credit Suisse and its affiliates are potentially adverse to the interests of investors in the ETNs. Many factors affecting the value of the ETNs. Many economic and market factors will affect the value of the ETNs on any day, each of which may either offset or magnify each other. Investment and tax risk. The information contained in this presentation does not provide personal investment or tax advice. Potential investors should consult their accounting, tax, legal and regulatory advisors regarding such matters as they may apply to their particular circumstances. Produced by: Credit Suisse Commodities Slide 13

Selected Investment Considerations – 4 of 4 These risks are not exhaustive. An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement. Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037. You may access the applicable pricing supplement related to the ETNs discussed herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000089109213005273/e54087_424b2.htm You may access the prospective supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement. Produced by: Credit Suisse Commodities Slide 14